UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01-01-2021 (MM/DD/YY) AND ENDING 12-31-2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Jones Lang LaSalle Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 East Randolph Drive
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Estee Dorfman	781-780-7069 X11	estee@dorfman-finop.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG
(Name – if individual, state last, first, and middle name)

200 East Randolph Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Cashdan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Jones Lang LaSalle Securities, LLC _____, as of 12/31 _____, 2 021 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SEE CALIFORNIA
Jurat FORM
ATTACHED GM

Signature:

Title:
President

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28 day of March, 2022, by Daniel Cashdan, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

SEAMUS ALLEN MCLEAN
COMMISSION #2384959
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Commission Expires November 30, 2025

(Seal)

Signature

Jones Lang LaSalle Securities, L.L.C.

Financial Statements and Schedules

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

Jones Lang LaSalle Securities, L.L.C.

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and Management
Jones Lang LaSalle Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jones Lang LaSalle Securities, LLC (the Company) as of December 31, 2021, the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §



240.17a 5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2002.

Chicago, Illinois
March 25, 2022

Jones Lang LaSalle Securities, L.L.C.
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	52,568,513
Accounts receivable, net of allowance for doubtful accounts of $120,667		15,041,128
Intangible assets, net of accumulated amortization of $67,200		16,800
Goodwill		1,762,000
Other assets		415,323
Total assets	$	69,803,764

Liabilities and member's equity

Liabilities:

Accounts payable and accrued liabilities	$	465,530
Due to affiliates		5,296,912
Accrued compensation		14,617,425
Total liabilities		20,379,867
Member's equity		49,423,897
Total liabilities and member's equity	$	69,803,764

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, L.L.C.

Statement of Operations

For the Year Ended December 31, 2021

Revenues

Placement fees	$ 42,526,521
Transaction fees	10,119,394
Advisory fees	1,503,015
Other	92,471
Total revenues	54,241,401

Expenses

Salary and benefits	3,977,900
Bonus	5,166,525
Commission	22,688,895
Parent company co-broker expense	5,411,688
Professional services expense	211,859
Travel and entertainment expense	320,603
Overhead and occupancy expense	1,902,212
Audit expense	200,002
Provision for bad debt expense	120,667
Other operating expense	1,742,863
Total expenses	41,743,214
Income before income taxes	$ 12,498,187
Income tax expense	-
Net income	$ 12,498,187

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, L.L.C.

Statement of Member's Equity

For the Year Ended December 31, 2021

	Member units	Member's Equity
Balances at December 31, 2020	125	$ 17,399,935
HFFS Equity at merger		19,525,775
Net Income	-	12,498,187
Balances at December 31, 2021	125	$ 49,423,897

See accompanying notes to financial statements.

6

Jones Lang LaSalle Securities, L.L.C.

Statement of Cash Flows

For the Year Ended December 31, 2021

Cash flows from operating activities		
Net income	$	12,498,187
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization of intangible assets		67,200
Provision for bad debts		120,667
Increase (decrease) in cash from changes in:		
Accounts receivable		(5,772,787)
Due to/from affiliates, net		(6,885,406)
Other assets		171,436
Accounts payable and accrued liabilities		25,071
Accrued compensation		5,538,687
Net cash provided by operating activities	$	5,763,055
Net increase in cash	$	5,763,055
JLLS Cash, beginning of year		22,662,739
HFFS Cash, beginning of year		24,142,719
Cash, end of year	$	52,568,513
Supplemental disclosure information:		
Noncash change net impact on assets related to the merger	$	11,193,002
Noncash change net impact on liabilities related to the merger		12,844,033

See accompanying notes to financial statements.

Jones Lang LaSalle Securities, L.L.C.
Notes to Financial Statements
For the Year Ended December 31, 2021

1. Organization

Jones Lang LaSalle Securities, LLC (the Company), a subsidiary of Jones Lang LaSalle Americas Inc., was incorporated in the state of Illinois on April 24, 2002. Jones Lang LaSalle Americas (Illinois), L.P., the founding member of the Company, transferred its membership interest to Jones Lang LaSalle Americas, Inc. (Parent Company and Member) on November 16, 2009. The Company was created to conduct transactions as a broker dealer in the securities and investment banking business. Municipal advisory services and municipal underwriting were added in 2014 and 2017, respectively. The Company primarily engages as a broker dealer entity that provides investment advisory services, including structuring advice, guidance and other related services, is a seller of real estate securities and participates in the private placement of securities.

Effective July 1, 2021, the Company merged with HFF Securities L.P. (HFFS), a broker-dealer acquired by Jones Lang LaSalle Incorporated (JLL) on July 1, 2019 as part of its acquisition of HFF, Inc. The merger was accounted for as a business combination of entities under common control and with retrospective financial statement presentation back to January 1, 2021. See footnote 9 for additional information on this business combination.

The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority (the FINRA) (formerly, the National Association of Securities Dealers Regulation, Inc. (the NASD), the Municipal Securities Rulemaking Board (the MSRB) and various states. The Company's FINRA Membership was initially approved on June 13, 2002 and its continuance of membership was approved on May 20, 2021. The Company operates pursuant to SEC Rule 17a-5 (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). The Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

2. Summary of Significant Accounting Policies

Cash

Cash includes cash on hand and in bank accounts.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

8

2. Summary of Significant Accounting Policies (continued)

financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Limitation on Withdrawal of Equity Capital

The Company's policy is to give written notice to the FINRA two business days prior to any equity withdrawals that exceed $500,000 and, on a net basis, exceed 30% of the Company's excess net capital, in any 30-day period. The Company did not make any equity distributions in 2021.

Revenue and Commission Expense

The Company serves as a placement agent of real estate private placement offerings and receives commission based on the amount of assets invested in the offering. Private placement offerings are pooled investment vehicles with one or multiple shareholders. The primary focus of placement activity is on institutional investors.

Placement fees include revenues associated with equity placement, debt placement and investment sales. Equity placement fees include discretionary and nondiscretionary equity capital raises and investment banking services. Investment sales revenue is generated by acting as a broker for commercial real estate owners seeking to sell a property or an interest in a property. Debt placement revenue is earned by facilitating loan originations for our clients.

The Company provides investment advisory services, including structuring advice, guidance and other related services, and transaction services, including the sale of real estate securities and private placement of securities. The Company's performance obligation is to facilitate the execution of capital transactions.

The Company's contracts are generally negotiated on a transaction-by-transaction basis with a fee awarded upon the satisfaction of the debt placement, property sale, equity raise or other corporate advisory service. The Company's agreements generally include such success-based fees for services that are performed over time under one performance obligation. The variable consideration associated with the successful outcome remains constrained until the completion of the transaction, generally at the closing of the applicable financing or funding of the transaction. Once the constraint is lifted, revenue is recognized as the Company's fee agreements do not include terms or conditions that require the Company to perform any service or fulfill any obligation once the transaction closes. The Partnership records as accounts receivable amounts earned for services rendered where payment has not been received.

2. Summary of Significant Accounting Policies (continued)

Certain of the Company's fee agreements provide for reimbursement of deal-related costs which the Partnership recognizes as revenue. In accordance with the Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, these reimbursements are characterized as Other Revenue in the statement of operations rather than as a reduction of expenses incurred. Since the Company is the primary obligor, has supplier discretion, and bears the credit risk for such expenses, the Company records reimbursement revenue for such out-of-pocket expenses. Reimbursement revenue is recognized over time based upon the measure of progress to completion.

The Company pays commissions to its representatives for generating both advisory fee and transaction-based revenue. The Company records commission expense due to its representatives upon satisfaction of the Company's performance obligation and satisfaction of any contingencies.

Goodwill

Goodwill is required to be tested for impairment at least annually. In accordance with JLL policy, the Company performs its annual impairment test as of July 1 or more frequently when indicators of impairment are present. The Company considered qualitative factors while performing the annual impairment test of goodwill and determined it is not more-likely-than-not that the fair value of the reporting unit is less than the carrying value. In performing its assessment, the Partnership primarily considered (i) macroeconomic and industry trends, (ii) overall financial performance, and (iii) near and longer-term forecasts of operating income and cash flows generated by the Company in relation to the carrying values of the net assets. In addition to the annual impairment evaluation, the Company evaluated whether events or circumstances have occurred in the period subsequent to the annual impairment testing and determined it is not more-likely-than-not that the fair value of its reporting unit is less than its carrying value.

Intangible Assets

Intangible assets are comprised of a non-compete agreement. Based upon the term of the non-compete agreement a useful life of five years was assigned to the asset. Intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset or asset group's carrying value may not be fully recoverable.

3. Goodwill

On March 29, 2017, HFF, Inc. acquired Hentschel & Company, LLC. The purchase price allocation ascribed $336,000 to a non-compete agreement and $1,762,000 was recorded as goodwill. JLLS recorded the carrying value of the assets transferred.

Goodwill is evaluated for impairment on an annual basis as of July 1 and in interim periods when events or changes indicate the carrying value may not be recoverable. The Company operates under a single reporting unit, real estate capital markets, and as of December 31, 2021 all $1,762,000 of goodwill was allocated to this unit. There were no additions or impairments to the carrying value of goodwill during the year ended December 31, 2021.

For the year ended December 31, 2021, the Company performed a qualitative analysis for the real estate capital markets reporting unit to determine whether it was more likely than not that the fair value was less than the carrying value. As a result of this assessment, the Company concluded that goodwill assigned to the real estate capital markets reporting unit was not impaired as of December 31, 2021.

4. Intangible Assets

The carrying value of the intangible asset on January 1, 2021, the accounting date of the merger, was $84,000. Details of the non-compete agreement for the year ended December 31, 2021 are as follows:

	Original useful Life	Remaining useful life	Gross carrying value	Accumulated amortization	Net carrying amount
Non-compete agreement	5 years	0.25 years	$84,000	$(67,200)	$16,800
					$16,800

5. Income Taxes

The Company is a limited liability company which is treated for federal and state income tax purposes as a disregarded entity and is not subject to income taxes. Accordingly, the accompanying financial statements contain no provision for income taxes. The Company and the Parent Company have executed an agreement which explicitly excludes taxes from the expense sharing arrangement signed by both parties. The Company had no uncertain tax positions which would require the Company to record a tax exposure liability as of December 31, 2021.

11

5. Income Taxes (continued)

In December 2019, the FASB issued ASU No. 2019-12, "Simplifying the Accounting for Income Taxes" (ASU 2019-12). The amendment simplifies the accounting for income taxes by specifying that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. For public business entities, the guidance is effective for periods beginning after December 15, 2020. On January 1, 2021, the Company adopted ASU 2019-12, which did not have a material impact on the Company's consolidated financial statements.

6. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of the greater of minimum net capital of $150,000, or 6 2/3% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2021, the Company had net capital and net capital requirements of $32,188,646 and $1,358,658, respectively. On December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was approximately 0.55 to 1.00.

7. Limited Liability Company Agreement

Pursuant to the terms of the Amended and Restated LLC Agreement, Jones Lang LaSalle Americas, Inc. is the sole member of the Company and contributes to the management of the operations of the Company.

The Company shall terminate on December 31, 2102, unless terminated earlier as provided in the LLC Agreement.

Except as provided in the Illinois Limited Liability Company Act, a member shall not be personally liable for any debt, obligation or liability of the Company solely by reason of being a member of a limited liability company.

Jones Lang LaSalle Securities, L.L.C.
Notes to Financial Statements
For the Year Ended December 31, 2021

8. Transactions with Related Parties

The Company and its Parent Company maintain an expense sharing agreement (the Agreement). The Agreement was amended in June 2021 such that the Parent Company, consistent with the Agreement in place with HFFS pre-merger, allocates certain compensation and benefit, overhead, and occupancy costs to the Company related to "legacy" JLLS employees, which are recorded within Salary and benefits and Overhead and occupancy expense, along with other expenses recorded within Other operating expenses. Such expenses are allocated from its Parent Company based upon the headcount associated with the Company. This methodology is based upon management's assumptions, which are considered reasonable and are consistently applied.

As of December 31, 2021, a total of $4,473,084 is due to the Parent Company and $823,828 is due to Company affiliates, as more fully set forth below.

	JLL	JLL VAS	JREC	HFF LP	Total
Balance payable as of January 1, 2021	$ (11,735,085)	$ (112,000)	$ 248,368	$ (740,421)	$ (12,339,138)
Current year activity:					
Overhead and occupancy expenses	(2,022,562)	-	-	(8,078)	(2,030,640)
General office expenses	(834,213)	-	-	-	(834,213)
Professional fees and other expenses	(411,861)	-	-	-	(411,861)
Employee compensation and benefits	(27,291,295)	-	-	(181,300)	(27,472,595)
Fees collected at affiliate	1,905,777	-	-	782,765	2,688,542
Consulting fees due to affiliate	(4,598,527)	(175,800)	-	(637,362)	(5,411,689)
Intercompany payment	40,514,682	-	-	-	40,514,682
Balance (payable) as of December 31, 2021	$ (4,473,084)	$ (287,800)	$ 248,368	$ (784,396)	$ (5,296,912)

9. Business Combination

Effective July 1, 2021, the Company merged with HFFS, a broker-dealer acquired by Jones Lang LaSalle Incorporated (JLL) on July 1, 2019 as part of its acquisition of HFF, Inc. ASC 805, *Business Combinations*, governs the accounting for business and asset (or asset group) acquisitions, requiring fair value accounting for almost all assets and liabilities acquired as part of these transactions. There are some exceptions to these fair value accounting rules, specifically related to transactions between entities under common control. As JLL Americas holds 100% of the voting ownership in each entity, the merger was determined to the combination of entities under common control.

9. Business Combination (continued)

ASC 805 requires that when entities are under common control, the entity receiving the assets and liabilities initially measure them at their carrying amounts at the date of the transfer. The financial statements of the receiving entity shall present the statement of financial condition and report combined results of operations as of the beginning of the period during which the entities were under common control. The following table summarizes the net assets contributed to JLLS on the date of transfer, July 31, 2021.

Assets		
Cash	$	22,009,236
Accounts receivable, net of allowance for doubtful accounts		8,879,318
Intangible assets, net of accumulated amortization		44,800
Goodwill		1,762,000
Other assets		506,884
Total assets	$	33,202,238
Liabilities and member's equity		
Liabilities:		
Accounts payable and accrued liabilities	$	786
Due to affiliates		5,121,729
Accrued compensation		7,721,518
Total liabilities		12,844,033
Member's equity		20,358,205
Total liabilities and member's equity	$	33,202,238

10. Market Risks

The spread of novel coronavirus (COVID-19) pandemic in 2020, posed uncertainties on the world economy, affecting every industry, including the capital markets. The Company has effectively responded to the pandemic by maintaining business continuity ensuring the availability of services for our customers. There is still uncertainty around both the severity and duration of the COVID-19 pandemic, and the future financial and other impacts cannot be reasonably estimated at this time. However, the Company believes it is well positioned to weather any market volatilities and business disruptions related to the pandemic. The Company has not experienced any financial or operational impacts due to the pandemic.

11. Concentration of Credit Risk and Commitments and Contingencies

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company places its cash with financial institutions in amounts that at times exceed the Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

The Company is subject to certain legal proceedings and claims arising out of the conduct of its business. In accordance with ASC 450, *Contingencies*, a reserve for estimated losses is recorded when the amount is probable and can be reasonably estimated. The Company does not believe that any pending legal proceedings will have a material impact on the Company's financial condition or results of operations.

12. Subsequent Events

Subsequent to December 31, 2021 and through March 23, 2022, the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any subsequent events.

Jones Lang LaSalle Securities, L.L.C.
Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2021

Total member's equity	$	49,423,897
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		15,041,128
Intangible assets, net		16,800
Goodwill		1,762,000
Other assets		415,323
Total Non-allowable assets		17,235,251
Net capital before haircuts on securities positions		32,188,646
Haircuts on securities		-
Net capital		32,188,646
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities		465,530
Due to affiliates		5,296,912
Accrued compensation		14,617,425
Total Aggregate indebtedness		20,379,867
Ratio: Aggregate indebtedness to net capital		.55 to 1.0
Computation of basic net capital requirement		
Minimum net capital required (the greater of 6-2/3% Aggregate indebtedness or $150,000)		1,358,658
Net capital in excess of minimum requirement	$	30,829,988

See accompanying Report of Independent Registered Public Accounting Firm.

Jones Lang LaSalle Securities, L.L.C.
Schedule II – Computation for Determination of Reserve Requirements
and PAB Accounts Reserve Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2021

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) investment Advisory Services including structuring advice, guidance and other related services, (b) seller of real estate securities, and (c) private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying Report of Independent Registered Public Accounting Firm.

Jones Lang LaSalle Securities, L.L.C.
Schedule III – Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) investment Advisory Services including structuring advice, guidance and other related services, (b) seller of real estate securities, and (c) private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying Report of Independent Registered Public Accounting Firm.



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member and Management
Jones Lang LaSalle Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Jones Lang LaSalle Securities, LLC (the Company) for the year ended December 31, 2021. The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, and noted an $11,193,039 difference due to the merger the Company had in 2021. This $11,193,039 relates to the Q1 and Q2 amounts paid to SIPC by the acquired entity, prior to it's merger with the Company.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).



We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
March 25, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12-31-2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

JONES LANG LASALLE SECURITIES, LLC
CRD#: 120738/SEC#: 8-65341
200 EAST RANDOLPH DRIVE
48TH FLOOR
CHICAGO, IL 60601

AMENDED

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Estee Dorfman 781-780-7069

2. A. General Assessment (item 2e from page 2) $64,434

B. Less payment made with SIPC-6 filed (**exclude interest**) (436)

Date Paid ______

C. Less prior overpayment applied $63,204 paid with orig SIPC 7+ o/p $65 (63,269)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $729

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $729

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JONES LANG LASALLE SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

Bruce Saxon
(Authorized Signature)

CCO
(Title)

Dated the 8th day of March, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01-2021
and ending 12-31-2021

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$43,048,360

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

    Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Expense reimbursement

92,471

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

92,471

2d. SIPC Net Operating Revenues

$42,955,889

2e. General Assessment @ .0015

$64,434

(to page 1, line 2.A.)

2



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member and Management
Jones Lang LaSalle Securities, LLC:

We have reviewed management's statements, included in the accompanying Jones Lang LaSalle Securities, LLC Exemption Report (the Exemption Report), in which (1) Jones Lang LaSalle Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) investment advisory services, consisting of providing structuring advice, guidance and other related services in relation to capital raising through the issuances of securities in the private capital markets, (b) seller of real estate securities, and (c) private placement of securities, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Chicago, Illinois
March 25, 2022

Jones Lang LaSalle Securities, LLC Exemption Report

Jones Lang LaSalle Securities. LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

   a. Investment Advisory Services including structuring advice. guidance and other related services

   b. Seller of Real Estate Securities

   c. Private Placement of Securities

   and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers: (2) did not carry accounts of or for customers: and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Jones Lang LaSalle Securities. LLC

I, Dan Cashdan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Dan Cashdan
President – Jones Lang LaSalle Securities, LLC

3/23/22
Date

Jones Lang LaSalle Securities, LLC Exemption Report

Jones Lang LaSalle Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

   a. Investment Advisory Services including structuring advice, guidance and other related services

   b. Seller of Real Estate Securities

   c. Private Placement of Securities

   and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Jones Lang LaSalle Securities, LLC

I, Dan Cashdan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Dan Cashdan
President – Jones Lang LaSalle Securities, LLC

3/11/22
_____
Date